INTELGENX TECHNOLOGIES CORP.
6425 Abrams
Ville St. Laurent, Quebec H4S 1X9

August 17, 2007

Mail Stop 6010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Gregory S. Belliston

Re:

IntelGenx Technologies Corp.
Registration Statement on Form SB-2,
Amendment No. 1
Filed July 20, 2007
File No. 333-143657

The following responses address the comments of the reviewing Staff of the Commission as set forth in the comment letter of August 6, 2007 relating to the Registration Statement on Form SB-2 (the "Filing") of IntelGenx Technologies Corp. ("IntelGenx" or the "Company").

General

1.

We note your response to comment 12. However, given the nature and size of this offering, this offering appears to be a primary offering. Therefore unless you revise the nature and/or size of this offering, you will need to do the following:

• file a registration statement for the "resale" offering at the time of each conversion because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x);
• register the transaction on the form you are eligible to use to register the transaction as a primary offering (either Form SB-2 or Form S 1);
 • identify the selling shareholders as underwriters in the registration statement; and
• include the price at which the underwriters will sell the securities.

Response:

The Company has adjusted the number of shares it is seeking to register to 1,636,702 shares, which is equal to 33% of its non-affiliated float. For your reference, a calculation of the Company’s non-affiliated float is attached hereto as Exhibit A.

IntelGenx Technologies Corp.
August 17, 2007

2.

We note that in response to comment 12, you revised the prospectus to reflect that only 2,142,857 shares are being offered. Please include a revised registration fee table to reflect this fact as well.

Response:

The Filing has been revised accordingly.

3.

We note that in response to comment 13, you now include a signature with a caption of "Principal Accounting Officer." However, you deleted the signature with the caption of "Principal Financial Officer." Both signatures are required. Please include the signatures of both your principal accounting officer and your principal financial officer, and ensure that they are captioned as such. See Instructions 1 and 2 to the Signatures section of Form SB-2.

Response:

The Filing has been revised accordingly.

Please do not hesitate to contact the Company’s securities counsel, Richard Raymer of Hodgson Russ LLP, at (416) 595-5100 with any questions.

Sincerely,

/s/ Horst Zerbe

Horst Zerbe
Title: Chief Executive Officer

IntelGenx Technologies Corp.
August 17, 2007

Exhibit A

Affiliate Name	Shares Owned	Nature of Affiliation

Horst G. Zerbe	4,709,643.5	Officer, Director,
		10% Shareholder
Ingrid Zerbe	4,709,643.5	10% Shareholder
Joel Cohen	1,571,713	Director
Bernard Boudreau	--	Director
David Coffin-Beach	53,191	Director
Reiza Reiman	53,191	Director
Gio Di Iorio	--	Officer

Total	11,097,382

Shares Outstanding at 8/15/07	16,007,489

Non-Affiliated Public Float	4,910,107
(as of 8/15/07)

One-Third of Non-Affiliated	1,636,702
Public Float